Quarterly Earnings Report                                                                                   July 27, 2009
2Q09

Sales and Operating Income Increased 8.90% and 2.75%, Respectively

Financial Highlights:
(All figures are expressed in millions of Mexican pesos of purchasing power as of June 2009. Comparisons are made with the same period of 2008, unless otherwise stated. Figures may vary due to rounding practices).

    Sales for the quarter totaled $7,579.09 million, an increase of 8.90%
    Gross income rose 12.42% to reach $832.64 million
    The gross margin for the quarter grew to 10.99% compared to 10.64% in 2Q08
    Quarterly operating expenses as a percentage of sales were 7.73%
    Operating income increased 2.75% versus 2Q08
    The operating margin for the quarter was 3.26%
    Operating income plus depreciation and amortization for the period was $269.88 million, an increase of 4.17% versus 2Q08
    Net profit for the quarter was $147.03 million
    Cash and cash equivalents at the end of the quarter was $199.15 million

  Mexico City, Mexico, July 27, 2009. Grupo Casa Saba (“Saba”, “GCS”, “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products, health and beauty aids, personal care and consumer goods, general merchandise, publications and other products announces its consolidated financial and operating results for the second quarter of 2009.

  QUARTERLY EARNINGS

  NET SALES

  During the second quarter of 2009, GCS’s sales were $7,579.09 million, an increase of 8.90%.

  SALES BY DIVISION

  PRIVATE PHARMA

  Sales in our Private Pharma division rose 10.85% during the second quarter of 2009, as a result of the consolidation of investments that were made within the sector. This includes the acquisition of Drogasmil Medicamento e Perfumeria, S.A., in Brazil in May 2008 as well as the growth in our retail sales division in Mexico.  In addition our commercial strategies also had a positive effect on our sales.

  Sales for this division reached $6,457.01 million versus $5,825.07 million in 2Q08 and represented 85.20% of the Group’s total sales  .

  GOVERNMENT PHARMA

  Sales in our Government Pharma division increased 5.63% to $288.41 million compared to $273.04 million in the second quarter of 2008.  This was mainly due to an increase in our participation in the bidding processes of the Instituto Mexicano del Seguro Social (IMSS), the Instituto de Seguridad Social del Estado de México y Municipios (ISSEMYM) and the National Center for the Prevention and Control of HIV/AIDS (CENSIDA by its Spanish acronym).

  As a percentage of total sales, this division went from representing 3.92% in 2Q08 to 3.81% during the second quarter of 2009.

  HEALTH, BEAUTY, CONSUMER GOODS, GENERAL MERCHANDISE AND OTHER

  Sales in our Health, Beauty, Consumer Goods, General Merchandise and Other division reached $653.26 million, an increase of 1.93% versus the $640.89 million registered during the second quarter of 2008. This was due to commercial agreements that enabled us to increase promotions and discounts which, in turn, increased our sales.

  This division represented 8.61% of GCS’s total sales in 2Q09, a decrease compared to the same period of the previous year when it accounted for 9.21%.  This decline was due to the significant increase in the participation of the Private Pharma division as a percentage of total sales.

  PUBLICATIONS

  Publication sales decreased 18.15% during the quarter, primarily as a result of lower unit sales.  This decrease in units was mainly due to the fact that Citem stopped distributing some publications that no longer met our minimal profitability requirements.

  This division’s participation as a percentage of total sales went from 3.17% in 2Q08 to 2.38% in the second quarter of 2009.

  There were marginal changes in the sales mix during the quarter. Private Pharma sales represented 85.20% of total sales (compared to 83.70% during the second quarter of 2008), while Government Pharma accounted for 3.81% (versus 3.92% during the second quarter of 2008). Health, Beauty, Consumer Goods, General Merchandise and Other represented 8.61% (compared to 9.21% in the second quarter of 2008) and Publications made up the remaining 2.38% (versus 3.17% during the second quarter of 2008).

                                                                    Division                               % of sales
                                                Private Pharma                             85.20%
                                            Government Pharma                          3.81%
                                  Health, Beauty, Consumer Goods,
                                    General Merchandise and Other                  8.61%
                                                  Publications                                2.38%

                                                     TOTAL                                   100.00%

  GROSS INCOME

  During the second quarter of the year, Grupo Casa Saba’s gross income increased 12.42% versus the same period of the previous year to reach $832.64 million. The company’s gross margin improved 0.35%, from 10.64% in 2Q08 to 10.99% during the current period.  This was the result of the higher sales derived from recent investments in our Private Pharma division.

  OPERATING EXPENSES

  Operating expenses reached $585.52 million, an increase of 17.07% compared to the second quarter of 2008.  This was due to the investments that were made in the Private Pharma division.  Operating expenses represented 7.73% of our total sales in 2Q09 compared to 7.19% during the same period of the previous year.

  OPERATING INCOME

  Operating income increased 2.75%, as a result of the growth in sales which offset the increase in operating expenses.  The operating margin was 3.26%, 0.20% lower than the 3.46% margin registered in the second quarter of 2008.

  OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION

  Operating income plus depreciation and amortization for 2Q09 was $269.88 million, an increase of 4.17% compared to the second quarter of 2008.  Depreciation and amortization for the period was $22.76 million, 22.51% higher than in the second quarter of 2008.

  CASH AND CASH EQUIVALENTS

  Cash and cash equivalents at the end of the second quarter of 2009 was $199.15 million.

  COMPREHENSIVE COST OF FINANCING

  During the period, GCS’s comprehensive cost of financing (CCF) rose to $58.63 million. This was primarily due to an increase in the amount of interest income paid.

  These interest payments are related to the long-term credit that was obtained as a result of the acquisition in Brazil as well as the interest that was generated from the utilization of short-term credits for our operations in both Mexico and Brazil.

  .

  OTHER EXPENSES (INCOME)

  During the second quarter of 2009, the Company registered an income of $2.26 million in other expenses (income). The expenses (income) from this line item were derived from activities that are distinct from the company’s everyday business operations.

  TAX PROVISIONS

  During the second quarter, tax provisions rose to $43.72 million, $55.04 million of which were related to income tax payments and ($11.32) million were attributed to deferred income tax.

  NET INCOME

  GCS’s net income for the second quarter was $147.03 million, a decrease of 30.02% compared to the second quarter of 2008.

  The net margin for the period was 1.94%, a decline from the 3.02% net margin registered during the second quarter of 2008.

  WORKING CAPITAL

  During the second quarter of 2009, our accounts receivable days increased by 7.2 days from 2Q08 to reach 67.8 days.  In addition, our accounts payable days rose by 4.0 days versus 2Q08, to reach 52.0 days.  Finally, our inventory days were 55.0 days, an increase of 1.1 days compared to the same period of the previous year.

  The 265.4 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange and its ADRs on the New York Stock Exchange, both under the symbol “SAB”. One ADR equals 10 ordinary shares.

  Grupo Casa Saba is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With 115 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

  As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements. Such topics imply risks and uncertainties, including the economic conditions in Mexico and other countries in which Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.

  Contacts:
  GRUPO CASA SABA                                    IR Communications:
  Patrik Zielinski                                               Jesús Martínez Rojas
  +52 (55) 5284-6623                                       +52 (55) 5644-1247
  pzielinski@casasaba.com                              jesus@irandpr.com

  Sandra Yatsko
  +52 (55) 5284-6698
  syatsko@casasaba.com

GRUPO CASA SABA S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

In thousands of Mexican Pesos as of June 2009

I T E M	June 09	June 08	Variation

TOTAL ASSETS	13,772,511	11,843,043	1,929,468

CURRENT ASSETS	10,793,644	9,352,930	1,440,714
CASH AND CASH EQUIVALENTS	199,154	315,426	(116,271)
ACCOUNTS RECEIVABLE (NET)	5,710,606	4,686,617	1,023,989
INTERCOMPANY			-
OTHER ACCOUNTS RECEIVABLE (NET)	636,270	484,135	152,135
INVENTORIES	4,121,181	3,726,718	394,463
OTHER CURRENT ASSETS	126,432	140,035	(13,602)
LONG TERM			-
ACCOUNTS RECEIVABLE			-
INVESTMENTS IN EQUITY SHARES AND			-
UNCONSOLIDATED SUBSIDIARIES	-	-	-
OTHER INVESTMENTS			-
NET PROPERY, PLANT AND EQUIPMENT	1,357,001	1,283,670	73,330
PROPERTY	1,355,491	1,318,796	36,695
MACHINERY AND EQUIPMENT	494,165	471,993	22,172
OTHER EQUIPMENT	662,793	612,843	49,950
ACCUMULATED DEPRECIATION	1,155,448	1,119,962	35,486
BUILDINGS IN PROCESS	-	-	-
DEFERRED ASSETS (NET)	1,321,157	770,949	550,207
OTHER ASSETS	300,709	435,494	(134,784)

TOTAL LIABILITIES	6,708,576	5,463,788	1,244,787

CURRENT LIABILITIES	5,129,581	4,270,540	859,041
ACCOUNTS PAYABLE	3,911,710	3,348,109	563,601
BANK DEBT	1,047,614	573,174	474,440
DEBT SECURITIES	-	-	-
ACCRUED TAXES		10,149	(10,149)
OTHER CURRENT LIABILITIES	170,257	339,108	(168,851)
LONG TERM LIABILITIES	1,102,472	670,000	432,472
BANK DEBT	1,102,472	670,000	432,472
DEBT SECURITIES			-
OTHER DEBT			-
DEFERRED LIABILITIES			-
OTHER LIABILITIES	476,522	523,248	(46,726)

SHAREHOLDER'S EQUITY	7,063,935	6,379,254	684,681

MINORITY STOCKHOLDER'S EQUITY	-	-	-
MAJORITY STOCKHOLDER'S EQUITY	7,063,935	6,379,254	684,681
PAID-IN CAPITAL	1,993,875	1,993,875	-
CAPITAL STOCK	167,903	167,903	-
RESTATEMENT IN CAPITAL STOCK	956,094	956,094	-
PREMIUM ON STOCK SOLD	869,878	869,878	-
RESERVE FOR RESTATEMENT ON SHAREHOLDER'S EQUITY	-	-	-
CAPITAL INCREASE (DECREASE)	5,070,060	4,385,379	684,681
CUMMULATIVE RESULTS AND EQUITY RESERVE	6,318,361	5,582,095	736,266
RESERVE FOR SHARES REPURCHASE	1,062,200	1,062,200	-
OVERAGE (DEFICIT) ON RESTATEMENT ON STOCKHOLDER'S EQUITY	(2,639,077)	(2,660,625)	21,547
NET INCOME	328,577	401,709	(73,132)

GRUPO CASA SABA, S.A.B. DE C.V.
Figures are expressed in thousands of Mexican pesos as of June 2009

	Jan-June		Jan-June		Variation		Apr - June		Apr - June		Variation
Income Statement	2008	% of sales	2009	% of sales	$	%	2008	% of sales	2009	% of sales	$	%
NET SALES	13,893,449	100.00%	15,005,389	100.00%	1,111,940	8.00%	6,959,418	100.00%	7,579,089	100.00%	619,671	8.90%
COST OF SALES	12,498,720	89.96%	13,343,111	88.92%	844,390	6.76%	6,218,780	89.36%	6,746,455	89.01%	527,674	8.49%
Gross Profit	1,394,729	10.04%	1,662,279	11.08%	267,550	19.18%	740,638	10.64%	832,635	10.99%	91,997	12.42%
Operating Expenses
Sales Expenses	338,816	2.44%	453,422	3.02%	114,606	33.83%	185,510	2.67%	234,861	3.10%	49,351	26.60%
Administrative Expenses	555,458	4.00%	689,076	4.59%	133,618	24.06%	314,627	4.52%	350,654	4.63%	36,026	11.45%
OPERATING EXPENSES	894,274	6.44%	1,142,499	7.61%	248,224	27.76%	500,137	7.19%	585,515	7.73%	85,377	17.07%

Operating Income	500,454	3.60%	519,780	3.46%	19,326	3.86%	240,500	3.46%	247,120	3.26%	6,619	2.75%
COMPREHENSIVE COST OF FINANCING
Interest Paid	53,621	0.39%	121,685	0.81%	68,064	126.93%	47,114	0.68%	60,064	0.79%	12,949	27.49%
Interest (Earned)	-1,443	(0.01%)	-2,572	(0.02%)	-1,129	78.22%	-908	(0.01%)	-1,339	(0.02%)	-430	47.38%
Exchange Loss (Gain)	1,279	0.01%	2,110	0.01%	831	65.02%	1,457	0.02%	-95	(0.00%)	-1,551	n.c
Monetary Position (gain)	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Comprehensive Cost of Financing	53,457	0.38%	121,223	0.81%	67,767	126.77%	47,663	0.68%	58,630	0.77%	10,968	23.01%

OTHER EXPENSES (INCOME), net	-23,660	(0.17%)	-27,355	(0.18%)	-3,695	15.62%	-21,166	(0.30%)	-2,262	(0.03%)	18,904	(89.31%)

NET INCOME BEFORE TAXES	470,658	3.39%	425,912	2.84%	-44,746	(9.51%)	214,004	3.08%	190,752	2.52%	-23,253	(10.87%)

PROVISIONS FOR:
Income Tax	140,276	1.01%	108,655	0.72%	-31,621	(22.54%)	39,576	0.57%	55,041	0.73%	15,465	39.08%
Asset Tax	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Deferred Income Tax	-71,327	(0.51%)	-11,320	(0.08%)	60,007	(84.13%)	-35,664	(0.51%)	-11,320	(0.15%)	24,344	(68.26%)
Profit sharing due	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Deferred Profit sharing due	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Total taxes	68,950	0.50%	97,335	0.65%	28,386	41.17%	3,913	0.06%	43,721	0.58%	39,809	1017.47%

Net Income Before Extraordinary Items	401,709	2.89%	328,577	2.19%	-73,132	(18.21%)	210,092	3.02%	147,030	1.94%	-63,061	(30.02%)

Extraordinary Items (Income)	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Net Income	401,709	2.89%	328,577	2.19%	-73,132	-18.21%	210,092	3.02%	147,030	1.94%	-63,061	-30.02%

Depreciation and Amortization	35,498	0.26%	42,046	0.28%	6,548	18.45%	18,579	0.27%	22,761	0.30%	4,183	22.51%
Operating income plus Depreciation and Amortization	535,952	3.86%	561,826	3.74%	25,874	4.83%	259,079	3.72%	269,881	3.56%	10,802	4.17%

Minority Interest			3,771	0.03%	3,771	0.00%			2,332	0.03%	2,332	0.00%